U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-17F-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE

CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

PURSUANT TO RULE N-17F-2

1.  Investment Company Act File Number:         Date Examination completed:

    811-04267                                                    July 20, 2010

2.            State Identification Number:

AL      AK       AZ         AR     CA       CO

CT      DE       DC         FL      GA       HI

ID       IL          IN         IA      KS       KY

LA      ME       MD       MA    MI       MN

MS      MO      MT       NE     NV       NH

NJ      NM       NY       NC     ND      OH

OK     OR       PA        RI       SC       SD

TN      TX       UT        VT       VA      WA

WV    WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

   Institutional Fiduciary Trust:

   Money Market Portfolio

4. Address of principal executive office: (number, street, city, state, zip code)

                    One Franklin Parkway San Mateo, CA 94403

REPORT OF INDEPENDENT AUDITORS

To the Board of Trustees of:

Franklin Templeton Limited Duration Income Trust
Templeton Global Investment Trust
Franklin Real Estate Securities Trust
Franklin Strategic Series
Franklin High Income Trust
Franklin Money Fund
Franklin Templeton Money Fund Trust
Institutional Fiduciary Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin Universal Trust
Templeton China World Fund
Templeton Emerging Markets Fund
Templeton Emerging Markets Income Fund
Templeton Global Income Fund
Templeton Income Trust
Franklin Custodian Funds
Franklin Strategic Mortgage Portfolio
Franklin Investors Securities Trust
Franklin Templeton Global Trust
Franklin Value Investors Trust
Templeton Developing Markets Trust
Franklin Templeton Fund Allocator Series
Franklin Templeton Variable Insurance Products Trust
Templeton Institutional Funds

and the Board of Directors of

Templeton Dragon Fund, Inc.
Templeton Russia and East European Fund, Inc.

The Franklin Templeton Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the funds (see Attachment I), (hereafter referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of February 28, 2010.  Management is responsible for the Funds' compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of February 28, 2010, and with respect to agreement of security purchases and sales, for the periods indicated in Attachment I:

•           Without prior notice to management, confirmation of all securities held by Franklin Templeton Investors Services, Inc., transfer agent, as they pertain to the security positions owned by the Funds and held in book entry form.

•           Reconciliation of such security positions to the books and records of the Funds and Franklin Templeton Investor Services, Inc.

•           Agreement of 100 security purchases and 100 security sales, since our last report, from the books and records of the Funds to the records of the transfer agent.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2010 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of, management, the Board of Trustees and Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/S/ PRICEWATERHOUSECOOPERS LLP

---------------------------

PricewaterhouseCoopers, LLP

San Francisco, California

July 20, 2010

                                             Management Statement Regarding Compliance With Certain

                                                Provisions of the Investment Company Act of 1940

We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of February 28, 2010, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of February 28, 2010, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.

By:

/S/ GASTON GARDEY

------------------

Gaston Gardey

Chief Financial Officer and Chief Accounting Officer

Franklin Funds Board

7/13/10

--------

Date

/S/ MARK H. OTANI

------------------

Mark H. Otani

Chief Financial Officer and Chief Accounting Officer

Templeton Funds Board

7/20/10

--------

Date

/S/ MATTHEW T. HINKLE

----------------------

Matthew T. Hinkle

Chief Financial Officer and Chief Accounting Officer

Franklin New Jersey Funds Board

7/20/10

--------

Date

/S/ LAURA F. FERGERSON

-----------------------

Laura F. Fergerson

Chief Executive Officer - Finance and Administration

7/15/10

--------

Date

                                                                                                                                    Attachment I

Fund                                                                     Period

-----------------------------------------------------------------------------------------------------

Franklin Templeton Limited Duration Income TrusT                  October 31, 2009 - February 28, 2010

Templeton Global Investment Trust:

              Templeton BRIC Fund                                               October 31, 2009 - February 28, 2010

              Templeton Emerging Markets Small Cap Fund            October 31, 2009 - February 28, 2010

              Templeton Frontier Markets Fund                               October 31, 2009 - February 28, 2010

              Templeton Income Fund                                             October 31, 2009 - February 28, 2010

Templeton Russia and East European Fund, Inc.                       October 31, 2009 - February 28, 2010

Franklin Real Estate Securities Trust:

              Franklin Real Estate Securities Fund                            October 31, 2009 - February 28, 2010

Franklin Strategic Series:

              Franklin Biotechnology Discovery Fund                      October 31, 2009 - February 28, 2010

              Franklin Flex Cap Growth Fund                                  October 31, 2009 - February 28, 2010

              Franklin Focused Core Equity Fund                            October 31, 2009 - February 28, 2010

              Franklin Growth Opportunities Fund                           October 31, 2009 - February 28, 2010

              Franklin Natural Resources Fund                                October 31, 2009 - February 28, 2010

              Franklin Small Cap Growth Fund                                October 31, 2009 - February 28, 2010

              Franklin Small-Mid Cap Growth Fund                        October 31, 2009 - February 28, 2010

              Franklin Strategic Income Fund                                   October 31, 2009 - February 28, 2010

Franklin High Income Trust:

              Franklin High Income Fund                                         October 31, 2009 - February 28, 2010

Franklin Money Fund                                                               October 31, 2009 - February 28, 2010

Franklin Templeton Money Fund Trust:

              Franklin Templeton Money Fund                                October 31, 2009 - February 28, 2010

Institutional Fiduciary Trust:

              Money Market Portfolio                                             October 31, 2009 - February 28, 2010

Franklin Global Trust:

              Franklin Large Cap  Equity Fund                                October 31, 2009 - February 28, 2010

              Franklin International Growth Fund                             October 31, 2009 - February 28, 2010

              Franklin Templeton Emerging Market                          October 31, 2009 - February 28, 2010

              Debt Opportunities Fund

Franklin Gold and Precious Metals Fund                                   October 31, 2009 - February 28, 2010

Franklin Universal Trust                                                            October 31, 2009 - February 28, 2010

Templeton China World Fund                                                   October 31, 2009 - February 28, 2010

Templeton Emerging Markets Fund                                           October 31, 2009 - February 28, 2010

Templeton Emerging Markets Income Fund                              October 31, 2009 - February 28, 2010

Templeton Global Income Fund                                                October 31, 2009 - February 28, 2010

Templeton Income Trust:

              Templeton Global Bond Fund                                     October 31, 2009 - February 28, 2010

              Templeton Global Total Return Fund                           October 31, 2009 - February 28, 2010

              Templeton International Bond Fund                             October 31, 2009 - February 28, 2010

Franklin Custodian Funds:

              Franklin DynaTech Fund                                             October 31, 2009 - February 28, 2010

              Franklin Growth Fund                                                 October 31, 2009 - February 28, 2010

              Franklin Income Fund                                                 October 31, 2009 - February 28, 2010

              Franklin U.S. Government Securities Fund                  October 31, 2009 - February 28, 2010

              Franklin Utilities Fund                                                 October 31, 2009 - February 28, 2010

Franklin Strategic Mortgage Portfolio                                        October 31, 2009 - February 28, 2010

Franklin Investors Securities Trust:

              Franklin Adjustable U.S. Government                         October 31, 2009 - February 28, 2010

              Securities Fund

              Franklin Balanced Fund                                              October 31, 2009 - February 28, 2010

              Franklin Convertible Securities Fund                           October 31, 2009 - February 28, 2010

              Franklin Equity Income Fund                                      October 31, 2009 - February 28, 2010

              Franklin Floating Rate Daily Access Fund                   October 31, 2009 - February 28, 2010

              Franklin Limited Maturity U.S. Government                October 31, 2009 - February 28, 2010

              Securities Fund

              Franklin Low Duration Total Return Fund                   October 31, 2009 - February 28, 2010

              Franklin Total Return Fund                                         October 31, 2009 - February 28, 2010

Franklin Templeton Global Trust:

              Franklin Templeton Hard Currency                             October 31, 2009 - February 28, 2010

Franklin Value Investors Trust:

              Franklin All Cap Value Fund                                       October 31, 2009 - February 28, 2010

              Franklin Balance Sheet Investment Fund                     October 31, 2009 - February 28, 2010

              Franklin Large Cap Value Fund                                  October 31, 2009 - February 28, 2010

              Franklin MicroCap Value Fund                                   October 31, 2009 - February 28, 2010

              Franklin MidCap Value Fund                                      October 31, 2009 - February 28, 2010

              Franklin Small Cap Value Fund                                   October 31, 2009 - February 28, 2010

Templeton Developing Markets Trust                                        October 31, 2009 - February 28, 2010

Franklin Templeton Fund Allocator Series:

              Franklin Templeton 2015 Retirement Target Fund       October 31, 2009 - February 28, 2010

              Franklin Templeton 2025 Retirement Target Fund       October 31, 2009 - February 28, 2010

              Franklin Templeton 2035 Retirement Target Fund       October 31, 2009 - February 28, 2010

              Franklin Templeton 2045 Retirement Target Fund       October 31, 2009 - February 28, 2010

              Franklin Templeton Conservative Target Fund             October 31, 2009 - February 28, 2010

              Franklin Templeton Corefolio Allocation Fund             October 31, 2009 - February 28, 2010

              Franklin Templeton Founding Funds Allocation Fund   October 31, 2009 - February 28, 2010

              Franklin Templeton Growth Target Fund                     October 31, 2009 - February 28, 2010

              Franklin Templeton Moderate Target Fund                 October 31, 2009 - February 28, 2010

              Franklin Templeton Perspectives Allocation Fund        October 31, 2009 - February 28, 2010

Franklin Templeton Variable Insurance Products Trust:

              Franklin Flex Cap Growth Securities Fund                  October 31, 2009 - February 28, 2010

              Franklin Founding Funds Allocation Fund                    October 31, 2009 - February 28, 2010

              Franklin Large Cap Value Securities Fund                   October 31, 2009 - February 28, 2010

              Franklin Rising Dividends Securities Fund                    October 31, 2009 - February 28, 2010

              Franklin Small Cap Value Securities Fund                   October 31, 2009 - February 28, 2010

              Franklin Small-Mid Cap Growth Securities Fund         October 31, 2009 - February 28, 2010

              Franklin Strategic Income Securities Fund                   October 31, 2009 - February 28, 2010

              Templeton Developing Markets Securities Fund          October 31, 2009 - February 28, 2010

              Templeton Foreign Securities Fund                             October 31, 2009 - February 28, 2010

              Templeton Global Asset Allocation Fund                     October 31, 2009 - February 28, 2010

Templeton Dragon Fund, Inc.                                                   October 31, 2009 - February 28, 2010

Templeton Institutional Funds:

              Foreign Equity Series                                                  October 31, 2009 - February 28, 2010

              Emerging Markets Series                                            October 31, 2009 - February 28, 2010